SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  MAY ,  2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  May 18, 2004                         By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)

                                      TUMI
                               RESOURCES LIMITED



                               ANNUAL REPORT 2003

PRESIDENT'S REPORT TO THE SHAREHOLDERS

Tumi Resources is well on its way to becoming a premier silver explorer and has made exciting advances over the last year. I am convinced that we are in a longer term precious metals boom, driven in part by the ever increasing demand from India and China. Company management made the decision over a year ago to increase shareholder value by identifying (predominantly silver) exploration projects of high merit and achieving advanced project status in the most cost effective and shortest time possible. This decision led the Company to direct its entire exploration efforts into Mexico, the world's largest silver producer.

As it has done for many years, silver demand continues to exceed production and this bodes well for a commodity that is used and not stored like gold; silver demand will continue due to its unique properties and applications. For example, of all metals, silver is the best electrical conductor and is used in circuit breakers, switches and fuses and is found in all common domestic appliances such as dishwashers, televisions, microwave ovens and computers. Besides its known common usage in jewelery, photography, batteries and coins, silver is less well known as one of the world's most powerful bacteria killers (early pioneers used silver coins to keep water barrels free of algae). Silver sulfadiazine is used to kill bacteria for burn victims and also in some types of hospital catheters. It is clear that with existing uses for silver and new applications, including water purification, we will see continued growth in silver demand.

Since focusing on Mexico, Tumi has acquired two significant silver-gold projects located near Guadalajara. These are: (1) the CINCO MINAS project which is comprised of an historic underground high grade mine known as El Abra and other highly prospective targets along a 5km belt and (2) the GRAN CABRERA project, located about 20 kms NW of Cinco Minas, which consists of more than 20 old high grade silver-gold mines that have not been previously explored.

1. CINCO MINAS PROJECT (earning 60% interest with the right to buy the remaining 40% interest). To date, work at the Cinco Minas silver-gold property has included two drill programs consisting of 22 drill holes to test the potential for an open-pitable and economically mineable silver-gold resource in the unmined hanging wall of the El Abra ore shoot (the mine was shut down in the 1930s due to the Mexican Revolution). The drill results are extremely positive with all but one of the 22 drill holes intersecting significant silver-gold mineralization, including five containing bonanza silver-gold grades including: HOLE CMRC 20: 3.6 METRES AT 1,099 G/T AG AND 7.0 G/T AU AND HOLE CMRC 30: 5.6 METRES AT 2,608 G/T AG AND 9.0 G/T AU. The drilling appears to have outlined sufficient tonnage to commence preliminary mining studies and Behre Dolbear have been appointed to undertake an independent Scoping Study, confirm the resource estimate and provide recommendations for future work programs leading to a Prefeasibility Study at Cinco Minas. Recently Tumi has acquired a further 12,500 hectares covering extensions of the Cinco Minas vein system to the NE and new ground to the NW giving the Company firm control over Cinco Minas and surroundings.

2. GRAN CABRERA PROJECT (earning 60% interest with the right to buy the remaining 40% interest). Tumi has commenced geological field investigations of the 20 old mines within the 4,342 hectare (10,729 acres) tenement area to determine which of the old mine areas justify detailed modern exploration.

Due to the focus in Mexico, Tumi has farmed out its option to earn a 100% interest in the Tinka Prospect in Peru. Under the farm-out, Tinka Resources Limited can earn a 70% interest. Should Tinka Resources earn its interest, Tumi will retain the remaining 30% interest.

With Tumi well financed, I look forward to this year's upcoming work program. Significant progress will be made at Cinco Minas and Gran Cabrera and the Company will continue to seek out new silver opportunities.

On behalf of the Board of Directors, I would like to thank our staff and consultants for their efforts during the year and also thank our shareholders for your continued support.


/s/ David Henstridge
--------------------
President

MEXICO

Mexico has a long mining history dating back to over 500 years and is the world's leader in silver production. The government of Mexico is pro-mining and is determined to assist foreign companies with interests in mineral exploration activities and also has a well-established environmental-conscience system. Despite the extensive activity in exploration and exploitation, Mexico is still considered under-explored and the recent boom in mining has encouraged aggressive resource companies to rediscover the immense mining opportunities of the highly-mineralized Mexican land. Opportunities exist to find new discoveries or explore in and around old mines which were in production at some previous time in the lengthy Mexican mining history.

CINCO MINAS

HISTORY:

In July 2002, the Company announced the entering into an option agreement to earn a 60% working interest (and the right to purchase the remaining 40%) of the Cinco Minas silver/gold property, Jalisco state, Mexico (Figure 1). Cinco Minas is comprised of 600 hectares (1,428 acres) of core area containing an epithermal silver-gold vein known to exceed 4.8 kms in length located right in a prime area of the historic Jalisco silver belt.

            Figure 1: Location Map of Cinco Minas and Gran Cabrera.

        [GRAPHIC OMMITTED - SEE COMPANY WEBSITE: www.tumiresources.com]


Historic mining of this property was undertaken by Mr. Marcus Daley, one of the co-founders of the Anaconda Mining Company, and was concentrated on the area within Cinco Minas known as the El Abra mine. The work included crosscuts and stopes systematically developed every 30 metres over a distance of 860 metres to a depth of 790 metres for about 16 years (1912 - 1928). Production from this property (1922 to 1928) was performed by agitation leaching from high grade zones only (Rivera and Vazquez, 1963) and is recorded as 97,000 OZS GOLD AND 15 MILLION OZS OF SILVER FROM 1.08 MILLION TONES OF ORE, AVERAGING 3.17 G/T GOLD AND 476 G/T SILVER. More recent explorers identified the un-mined hanging wall of the El Abra ore shoot as an open-pit exploration target. This hanging wall mineralization is up to 20 metres thick and averages 12.8 metres. There are also other prospects within the 5 km long Cinco Minas vein system known as El Abrita and Cerro Colorado which are located southeast along the vein and San Juan located northeast along the vein from the historical El Abra ore shoot and require further exploration. The Mexican Revolution in the late 1920s forced the closure of the El Abra mine and only intermittent work had been performed on this property until it was optioned out to Tumi.

OBJECTIVE:

The Company's objective at Cinco Minas was to undertake our own studies, confirm the previous explorers findings and drill holes to test for the potential tonnage needed for an open-pitable and economically mineable silver-gold resource in the un-mined hanging wall of the El Abra ore shoot.

UNDERGROUND CHANNEL SAMPLING:

In order to check the validity of open-pit type resources in the un-mined hanging wall of the El Abra ore shoot, the Company rehabilitated and cleared the underground access to a depth of about 90m below surface in the area of the historic El Abra ore shoot. The cleared areas of the workings were channel sampled using an electric hammer drill. The previous miners had systematically placed crosscuts through the entire width of the vein but only mined the bonanza shoots. Channel samples were taken across 2m intervals where possible and in excess of 15 kg per sample was generally collected for assay. Samples were crushed and split by Chemex Laboratories in Mexico and shipped to Vancouver for assay. It was not always possible to sample the entire width of the prospective hanging-wall due to numerous blockages in the access tunnels and crosscuts. Therefore, due to the difficulty of rehabilitating access to some of the old workings, it was decided to discontinue the underground sampling program and commence a drill program.

Although the number of samples taken was small, the Company was very encouraged by the results obtained as they indicated the potential for finding open-pit type resources within the hanging-wall of the Cinco Minas vein as well as confirming that the old data base was reliable.

DRILL PROGRAM:

With such encouraging channel sample results, the Company completed two drill-hole programs consisting of 22 holes in the area of El Abra (See Figure 2 on page 4). The results are extremely positive and reconfirmed the potential for an open-pit mine around the historic El Abra area.

All but one of the 22 holes intersected significant gold/silver mineralization. The most significant intersections in the Phase I drill program were 21.8 M AT 248 G/T AG AND 1.6 G/T AU IN HOLE CMRC20, which also included 3.6 M AT 1,099 G/T AG AND 7.0 G/T AU; 12 M AT 143 G/T AG AND 2.83 G/T AU IN HOLE CMRC18; 13.2 M AT 221 G/T AG AND 1.4 G/T AU, including 3.8 M AT 626 G/T AG AND 4.2 G/T AU IN HOLE CMRC 23.

Phase II of the drill program commenced in October/November 2003 and returned bonanza silver/gold grade results. Five bonanza silver-gold ore shoots have now been intersected in the El Abra zone within an area of about 400 m along strike and a depth of approximately 120 m below surface that would be well within reach of an open-pit type mining strategy. These results included 18.1 M AVERAGING 845 G/T AG AND 3.2 G/T AU IN CMRC30 of which 5.4 M AVERAGED 2,608 G/T AG AND 9 G/T AU; 22.5 M AVERAGING 289 G/T AG AND 1.5 G/T AU IN HOLE CMRC34 , including 5.1 M AVERAGING 732 G/T AG AND 3.9 G/T AU . These holes, in conjunction with the other previous holes, reveal the potential for an open-pit mine on the property and confirm the continuation of mineralization within the El Abra ore shoot for at least 400 m long strike. The mineralization remains open to the northwest and at depth.

The following table shows all results from the drill hole programs at El Abra:


                    DRILL HOLE RESULTS FROM EL ABRA MINE AREA


                                                                          ESTIMATED
HOLE NUMBER        SECTION        FROM            TO         METRES      TRUE WIDTH           GOLD       SILVER
                                   (M)            (M)                        (M)              (G/T)       (G/T)


CMRC36(1)            310W           24            34           10              9.4             1.0          113
CMRC30(1)            310W           32            52           20             18.1             3.2          845
  Including(2)                      34            40            6              5.4             9.0        2,608
CMRC37               332W            4            24           20             12.9             1.7          228
  Including(2)                      20            24            4              2.6             2.0          693
CMDD14(1)            350W           24            30.75         4.75           4.3             1.0          118
                                    40            46            6              5.4             1.5          265
CMRC18               350W           54            66           12             10.9             2.8          143
CMRC32               350W           82            94           12              6.9             0.2           61
                                    98           104            6              3.4             0.2           62
CMDD15               389W           11.6          31           19.4           17.6             0.8          118
  Including                         15.55         31           15.45          14.0             0.9          138
  Including                         19.5          31           11.5           10.4             1.1          164
CMRC17(1)            400W           54            60.8          6.8            6.2             1.5          228
                                    64            78           14             12.7             0.6          127
CMRC33               400W           74            92           18             11.6             1.0          160
                                   102           115           13              8.4             0.4           36
CMRC23               454W           20            34           14             13.2             1.4          221
  Including(2)                      22            26            4              3.8             4.2          626
CMDD16(1)(3)         450W           21.5          26            4.45           4.2             3.6          473
CMRC19               450W           48            56            8              7.3             2.0          244
CMRC35(1)            450W           62            86           23.4           17.1             0.6          118
                                    90            94            4              2.9             0.1           31
CMRC20(1)            450W          120           144           24             21.8             1.6          248
  Including(2)                     138           142            4              3.6             7.0        1,099
CMRC27               500W           14            22            8              7.3             0.4           99
CMRC28               500W           50            62           12             10.9             0.3           71
CMRC34(1)            500W           70           106           35             22.5             1.5          289
  Including(2)                      74            82            8              5.1             3.9          732
CMRC42(1)            550W          154           164           10              7.7             0.6          120
CMRC38               600W           58            78           20         Mine Backfill
CMRC39               600W          124           134           10              8.2             1.1          143
CMRC40               700W           84           116           32             26.2             1.0          110
  Including                         84            92            8              6.6             2.1          133
  Including                        100           108            8              6.6             1.4          212
CMRC41               700W          126           138           12              9.8             1.0          101


(1)  Workings intersected in drill holes.
(2)  Drill-intersected bonanza grades
(3)  Diamond drill check of same interval in CMRC23.

In January 2004, the Company announced that metallurgical test work had been completed from two ore samples from the Cinco Minas area collected across the true width of the vein which averages 12.8 m. A 72-hour leach process at a crush size of -200 mesh gave recovery results of 89% Ag and 88.2% Au and 97.5% Ag and 99% Au. These results indicate that the ore from the Cinco Minas is amenable to conventional agitation leach and Merrill Crowe recovery system, which is widely used in Mexico. A contract was also granted to Behre Dolbear & Company, Inc. to undertake a scoping study on the El Abra resource area and provide a recommendation for future work to advance the project to a full feasibility study.

              FIGURE 2: EL ABRA LONG-SECTION - DRILL PIERCE POINTS

        [GRAPHIC OMMITTED - SEE COMPANY WEBSITE: www.tumiresources.com]




JAMAICA AND SAN JORGE

Tumi has acquired an additional 10,903 hectares of mining exploration concessions containing extensive zones of alteration and brecciation to the north and WNW of the Cinco Minas Project. These concessions have old silver/gold mine workings and surround Stroud Resources/New Bullet Group's Santo Domingo-La Espanola concession area.

Both areas acquired are contiguous to the original core Cinco Minas Project area. All of the Company's previously reported successful exploratory diamond and RC drilling was conducted in these historic mining concessions.

GRAN CABRERA

In July 2002, the Company announced the entering into an option agreement to earn a 60% working interest (and the right to purchase the remaining 40%) of the Gran Cabrera properties. The Gran Cabrera properties total 3,950 hectares and are centered on three large silver-gold epithermal systems associated with volcanic units northwest of Guadalajara, Mexico. San Jose, Espada-La Deseada, and Las Caridades are groupings of rich, historic, silver-gold mines located in the historic Hostotipaquillo mining district.

The Cabrera mega-system contains stockworks, breccia hosted ore bodies, and large vein feeder sub-systems at the intersection of the Sierra Madre and the Trans Mexican Volcanic Arc.

Within the property areas there are twenty known significant old precious metals mines that historically produced high grade silver-gold ore periodically over a period of more than 350 years beginning with their discovery by early Spanish Conquistadors. The mines covered include the San Jose, Esperanza, Creston, Espada, Deseada, Paloma, Dura, Esmeralda, Burro, Concordia, Escondida, Banco, Peralta, Caridad, and Victoria mines.

There are four immediate primary target areas within the property areas, Espada-Dura-Deseada- Esmeralda cluster; and the San Jose cluster (with the Velazquez exploration adit driven at a lower level) including the Esperanza and Creston mines, and the Caridad cluster of mines including the Banco, Escondida, Concordia, la Caridad, Victoria, Burro and Paloma Mines, the latter two along the Santiago River; and a fourth area around the Peralta Mine and adjacent areas. All four areas show evidence of Spanish exploration and mining as well as mining efforts conducted by American mining interests into the early part of the 20th Century.

The Espada-Deseada-Dura-Esmeralda ("Espada mines") cluster of old mine workings represents the west-central part of the Gran Cabrera Mega-shear which is known over a distance of approximately 15 kms. According to engineering reports prepared by the American operators in the early 1900's who opened small pits at three of the mines, the Espada ores were the highest grade of gold and silver ores mined in the "Gran Cabrera" district. The mines, which lie within a brecciated, extensive shear zone in volcanics, are open-pit targets and a breccia pipe may be represented at Espada. The Dura and Deseada mineralization appears to lie within a large, relatively rich stockwork. Within the prospective area, pervasive alteration by quartz and vuggy silica in veins and stockworks produced very hard, silicified host rocks which could not be economically mined and processed either by the early Spanish miners or by the Americans in the early part of the 20th Century. These zones are also immediate exploration targets as modern mining practices can handle this type of ore.

Consultant geologist Kent Ausburn (1997) visited the area, undertook some sampling, and concluded "early indications of broad zones of potentially bulk mineable silver-gold mineralization have been delineated in several locations. The most promising areas are Espada-Deseada and Dura" among others. Ausburn reported sample results of 30m across strike at Deseada grading 0.41 g/t Au and
153.3 g/t Ag and in the upper level of the Espada mine, 12 samples collected along a strike length of 425m (width not given) graded 0.55 g/t Au and 398.9 g/t Ag. At the Dura mine, surface sampling of a stockwork area covering about 150m by 50m averaged 0.29 g/t Au and 206 g/t Ag. These results show the prospectivity of the mineralized zones and justify an immediate start to exploration.

At the San Jose mine, the Velazquez adit is 350m in length, and was driven for exploration into the surrounding host rocks trying to cut high grade ore shoots within the larger mega-shears, breccias and stockworks. It remains unknown as to whether low grade mineralization was intersected by these cross cuts simply because no records of sampling of the wall rocks exist and lower grade mineralization would not have been of interest to the miners driving those workings. Also at the San Jose Mine, another adit (the Vida) has been developed for 380m and Villafana reported in 1916 from San Jose that ores were found with grades that can be beneficiated by cyanidation, and ore blocks were developed in the mine estimated to be 100,000 tonnes, with an average grade of 1.5 g/t Au and 500 g/t Ag.

The initial work program on the Gran Cabrera properties commenced in April and will consist of data recompilation, geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization, seeking ore grade mineralization suitable for open-pit mining. Once target areas have been identified drilling will be programmed as soon as practicable.

                                                                     D & H
                                                                     GROUP
                                                                     CHARTERED
                                                                     ACCOUNTANTS






AUDITORS' REPORT



To the Shareholders of
Tumi Resources Limited.

We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On April 20, 2004 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 audited in accordance with Canadian and United States generally accepted auditing standards which included a reconciliation to United States generally accepted accounting principles.


                                                         /s/ D & H Group

Vancouver, B.C.                                        Chartered Accountants
April 20, 2004


                                  D & H GROUP
                         A partnership of Corporations
              A memeber of BHD Association with affiiated offices
                       across Canada and Internationally
             10th Floor, 1333 Wet Broadway, Vancouver, B.C. V6H 4C1
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002




                                                      2003             2002
                                                        $                $
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                            3,273,437          385,678
Amounts receivable and prepaids                         71,867           15,445
                                                  ------------     ------------
                                                     3,345,304          401,123

EQUIPMENT, net of accumulated
     depreciation of $1,043                             11,476                -

MINERAL PROPERTY COSTS (Note 4)                      1,564,937          632,983
                                                  ------------     ------------
                                                     4,921,717        1,034,106
                                                  ============     ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities               138,853           62,554
                                                  ------------     ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                               5,529,478        1,218,726

CONTRIBUTED SURPLUS                                    278,333           17,369

DEFICIT                                             (1,024,947)        (264,543)
                                                  ------------     ------------
                                                     4,782,864          971,552
                                                  ------------     ------------
                                                     4,921,717        1,034,106
                                                  ============     ============
OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE    , Director
------------------------

/s/ NICK DEMARE         , Director
------------------------



        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                      2003             2002
                                                        $                $
                                                                     (NOTE 3)
EXPENSES

Accounting and administration                           39,395           20,380
Audit                                                   21,441            8,613
Consulting                                              88,451           17,200
Depreciation                                             1,043                -
Fiscal advisory services                                31,085                -
Investor relations                                      24,000                -
Legal                                                   29,020           21,759
Management fees                                         31,800           10,500
Office                                                  48,849           14,410
Regulatory                                              15,913           19,937
Shareholder costs                                       27,394            1,313
Stock based compensation                               262,995           20,212
Transfer agent                                           7,772            6,380
Travel and related                                      95,562           19,090
                                                  ------------     ------------
                                                       724,720          159,794
                                                  ------------     ------------
LOSS BEFORE THE FOLLOWING                             (724,720)        (159,794)

INTEREST INCOME                                          4,301            5,459

FOREIGN EXCHANGE                                       (39,985)          (1,702)

WRITE-OFF OF MINERAL PROPERTY COSTS (Note 4(d))              -          (97,720)
                                                  ------------     ------------
LOSS FOR THE YEAR                                     (760,404)        (253,757)

DEFICIT - BEGINNING OF YEAR                           (264,543)         (10,786)
                                                  ------------     ------------
DEFICIT - END OF YEAR                               (1,024,947)        (264,543)
                                                  ============     ============


LOSS PER SHARE - BASIC AND DILUTED                      $(0.09)          $(0.09)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED           8,417,122        3,050,643
                                                  ============     ============




        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                      2003              2002
                                                        $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                     (760,404)        (253,757)
Adjustment for items not involving cash
     Depreciation                                        1,043                -
     Stock-based compensation                          262,995           20,212
     Write-off of mineral property costs                     -           97,720
                                                  ------------     ------------
                                                      (496,366)        (135,825)
Increase in amounts receivable and prepaids            (56,422)          (5,709)
Increase in accounts payable and accrued
     liabilities                                     76,299           59,454
                                                  ------------     ------------
                                                      (476,489)         (82,080)
                                                  ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                            4,400,960          697,800
Share issue costs                                     (228,239)               -
                                                  ------------     ------------
                                                     4,172,721          697,800
                                                  ------------     ------------
INVESTING ACTIVITIES

Expenditures on mineral property costs                (795,954)        (528,203)
Purchase of equipment                                  (12,519)               -
                                                  ------------     ------------
                                                      (808,473)        (528,203)
                                                  ------------     ------------
INCREASE IN CASH DURING THE YEAR                     2,887,759           87,517

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR          385,678          298,161
                                                  ------------     ------------
CASH AND CASH EQUIVALENTS - END OF YEAR              3,273,437          385,678
                                                  ============     ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                 1,273,437          385,678
Short-term deposits                                  2,000,000                -
                                                  ------------     ------------
                                                     3,273,437          385,678
                                                  ============     ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003



                                  CINCO MINAS     GRAN CABRERA        TINKA            TOTAL
                                       $                $               $                $

BALANCE, BEGINNING OF YEAR            180,167                -            4,491          184,658
                                 ------------     ------------     ------------     ------------
EXPENDITURES DURING THE YEAR

     Assays                            38,919                -                -           38,919
     Assays preparation                 9,588                -                -            9,588
     Camp costs                        29,269                -                -           29,269
     Communications                    25,570                -                -           25,570
     Consulting                         1,850                -                -            1,850
     Drilling                         236,343                -                -          236,343
     Environmental                     14,793                -                -           14,793
     Geological                       104,370            6,800                -          111,170
     Metallurgical                      3,184                -                -            3,184
     Other                              1,200                -                -            1,200
     Site Access                       62,155                -                -           62,155
     Supplies                          14,644                -                -           14,644
     Topography                        22,384                -                -           22,384
     Travel                            45,429                -                -           45,429
     Wages                             76,337                -                -           76,337
                                 ------------     ------------     ------------     ------------
                                      686,035            6,800                -          692,835
                                 ------------     ------------     ------------     ------------
BALANCE, END OF YEAR                  866,202            6,800            4,491          877,493
                                 ============     ============     ============     ============





        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


1.       OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on January 11, 2000, and its shares trade on the TSX Venture Exchange (the "TSXV").

         The Company is in the process of exploring mineral properties located in Mexico and Peru. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for fiscal 2004. However, the Company recognizes that exploration expenditures may change with ongoing results, and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance it will be able to do so in the future.


2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. Pro-forma disclosure for options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 5(b).

         The fair value of stock options is determined using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of stock options is determined by the quoted market price of the Company's common shares.

         For stock options granted to other than employees and directors, the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  by
         management in accordance with Canadian generally accepted accounting principles.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Tumi Resources S.A. (Peru) and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         MINERAL PROPERTY COSTS

         Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which is comprised of a vehicle and office equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         COMPARATIVE FIGURES

         Certain 2002 figures have been reclassified to conform with the presentation used in the current year.


4.       MINERAL PROPERTY COSTS

                                                      2003                                               2002
                                 ----------------------------------------------     -----------------------------------------------
                                 ACQUISITION       EXPLORATION                      ACQUISITION      EXPLORATION
                                    COSTS         EXPENDITURES        TOTAL            COSTS         EXPENDITURES         TOTAL
                                      $                 $               $                $                $                 $

         Cinco Minas                  430,239          866,202        1,296,441          196,818          180,167           376,985
         Gran Cabrera                 169,132            6,800          175,932          163,434                -           163,434
         Tinka                         88,073            4,491           92,564           88,073            4,491            92,564
                                 ------------     ------------     ------------     ------------     ------------     -------------
                                      687,444          877,493        1,564,937          448,325          184,658           632,983
                                 ============     ============     ============     ============     ============     =============

         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (300,000 shares issued) of the Company over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company has an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

         c)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


4.       MINERAL PROPERTY COSTS (continued)

                  On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. As at December 31, 2003, Tinka Resources has issued 90,000 shares of its capital stock and has represented that it has incurred approximately $95,000 of expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.

         d)       Las Lomas, Peru

                  On February 28, 2002, the Company entered into an option agreement whereby the Company could earn a 70% interest in 15 mineral concessions in Peru, covering 15,100 hectares, in consideration of spending US$1 million of which a minimum of US$100,000 (the "Initial Work Commitment") was required to be incurred prior to February 1, 2003, and the issuance of a total of 250,000 common shares (75,000 shares issued) over a four year period.

                  During fiscal 2002, the Company attempted to complete a drill program in order to meet its Initial Work Commitment. The Company was unable to gain access to the property to implement the work program. The Company declared force majeure, as allowed by the option agreement and, in February 2003, the Company formally informed the vendor that it had decided to terminate the option agreement. Accordingly, the Company wrote off $97,720 of mineral property costs in fiscal 2002.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares with no par value

         Issued:                                              2003                             2002
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES            AMOUNT
                                                                         $                                  $

         Balance, beginning of year                  6,824,000        1,218,726        3,459,000          315,583
                                                  ------------     ------------     ------------     ------------
         Issued during the year
         For cash
              - private placements                   5,442,500        3,816,000        2,450,000          663,000
              - exercise of options                    218,000           43,371          230,000           35,643
              - exercise of warrants                 1,613,000          543,620           10,000            2,000
         For agent's and finder's fees                 153,700          120,698                -                -
         For mineral properties                        200,000          136,000          675,000          202,500
                                                  ------------     ------------     ------------     ------------
                                                     7,627,200        4,659,689        3,365,000          903,143
         Less:  share issue costs                            -         (348,937)               -                -
                                                  ------------     ------------     ------------     ------------
                                                     7,627,200        4,310,752        3,365,000          903,143
                                                  ------------     ------------     ------------     ------------
         Balance, end of year                       14,451,200        5,529,478        6,824,000        1,218,726
                                                  ============     ============     ============     ============


         (a)      During fiscal 2003, the Company completed:

                  i) a private placement of 528,000 units at $0.90 per unit, for gross proceeds of $475,200. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement;

                  ii) a private placement of 1,477,000 units at $0.40 per unit, for gross proceeds of $590,800. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year, for the exercise price of $0.45 on or before February 19, 2004 and at $0.55 on or before August 19, 2004. A finder's fee of $30,940 was paid on a portion of the private placement. In addition the Company issued 8,700 common shares at a recorded amount of $4,698 in consideration as finder's fees on a portion of the private placement;

                  iii) a non-brokered private placement of 937,500 units at $0.80 per unit, for gross proceeds of $750,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of eighteen months, for the exercise price of $1.00 on or before December 19, 2004 and at $1.35 on or before June 19, 2005. A finder's fee of $46,752 was paid on the private placement; and

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5. SHARE CAPITAL (continued)

                  iv) a brokered private placement of 2,500,000 units at $0.80 per unit, for gross proceeds of $2,000,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of eighteen months, at an exercise price of $1.00 on or before December 23, 2004 and at $1.35 on or before June 23, 2005. The Company paid the agent a cash commission of $76,000 and issued 145,000 common shares, at a recorded amount of $116,000. In addition, the Company granted the agent warrants to purchase 520,000 shares for a period of eighteen months, at $1.00 per share on or before December 23, 2004 and $1.35 on or before June 23, 2005.

         (b) A summary of the Company's stock options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

                                                              2003                             2002
                                                  -----------------------------     -----------------------------
                                                                     WEIGHTED                          WEIGHTED
                                                                      AVERAGE                           AVERAGE
                                                    OPTIONS          EXERCISE         OPTIONS          EXERCISE
                                                  OUTSTANDING          PRICE        OUTSTANDING          PRICE
                                                                         $                                 $


                  Balance, beginning of year           681,400         0.33              338,000          0.14
                  Granted                              440,000         0.55              573,400          0.37
                  Exercised                           (218,000)        0.19             (230,000)         0.14
                  Cancelled / expired                   (5,000)        0.57                    -
                                                  ------------                      ------------
                  Balance, end of year                 898,400         0.47              681,400          0.33
                                                  ============                      ============

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

                  EXERCISE            NUMBER OF OPTIONS
                   PRICE                  OUTSTANDING         EXPIRY DATE
                     $

                    0.15                    33,000            June 21, 2005
                    0.23                   171,000            July 15, 2005
                    0.52                   119,400            December 05, 2005
                    0.55                   140,000            December 19, 2005
                    0.57                   235,000            January 14, 2006
                    0.52                   200,000            August 21, 2005
                                           -------
                                           898,400
                                           =======

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5.       SHARE CAPITAL (continued)

                  During fiscal 2002, the Company granted 373,400 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $38,942 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                                         $
                  Net loss for fiscal 2002
                      - as reported                                    (253,757)
                      - compensation expense                            (38,942)
                                                                   ------------
                      - pro-forma                                      (292,699)
                                                                   ============

                  Basic and diluted loss per share
                      - as reported                                       (0.09)
                      - pro-forma                                         (0.10)

                  The Company has also recognized compensation expense of $20,212 for stock options granted to consultants during fiscal 2002.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

                                                      2003             2002

                  Risk-free interest rate             2.75%        3.46% - 3.55%
                  Estimated volatility             101% - 104%       78% - 79%
                  Expected life                     1.5 years        1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.60 (2002 - $0.11) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) As at December 31, 2003, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 6,870,500 shares. The warrants expire at various times until June 23, 2005 and may be exercised at prices ranging from $0.20 per share to $1.35 per share.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5.       SHARE CAPITAL (continued)

                  Details of warrants outstanding are as follows:

                                                      2003             2002
                                                    WARRANTS         WARRANTS
                                                  OUTSTANDING      OUTSTANDING

                  Balance, beginning of year         2,521,000                -
                  Issued pursuant to
                     private placements              5,962,500        2,531,000
                  Exercised                         (1,613,000)         (10,000)
                                                  ------------     ------------
                  Balance, end of year               6,870,500        2,521,000
                                                  ============     ============

                  The following table summarizes information about the warrants outstanding and exercisable at December 31, 2003:

                    EXERCISE        WARRANTS
                      PRICE        OUTSTANDING     EXPIRY DATE
                       $

                      0.20            415,000      May 27, 2004
                      0.40            280,000      Oct. 15, 2004
                      0.40            250,000      Dec. 13, 2004
                  0.45 / 0.55       1,440,000      Feb. 19, 2004 / Aug. 19, 2004
                  1.00 / 1.15         528,000      Mar. 04, 2004 / Mar. 04, 2005
                  1.00 / 1.35         937,500      Dec. 19, 2004 / Jun. 19, 2005
                  1.00 / 1.35       3,020,000      Dec. 23, 2004 / Jun. 23, 2005
                                    ---------
                                    6,870,500
                                    =========

         (d) As at December 31, 2003, 757,800 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 common shares ending May 27, 2005.

         (e)      See also Note 11.


6.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2003 and 2002 are as follows:

                                                      2003             2002
                                                        $                $
         Future income tax assets (liabilities)
              Losses carried forward                   813,000          321,000
              Share issue costs                        110,000           12,000
              Mineral property costs                  (558,000)        (209,000)
                                                  ------------     ------------
                                                       365,000          124,000
         Valuation allowance                          (365,000)        (124,000)
                                                  ------------     ------------
         Net future income tax asset                         -                -
                                                  ============     ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


6.       INCOME TAXES (continued)
                                                      2003             2002
                                                        $                $

         Income tax rate reconciliation

         Combined federal and provincial income
              tax rate                                   37.6%            39.6%
                                                  ============     ============

         Expected income tax recovery                 (262,500)        (100,500)
         Foreign income tax rate differences            23,000           42,000
         Deductible mineral property cost
              additions                               (275,600)        (247,500)
         Other                                          12,000           (6,000)
         Non-deductible stock-based compensation        75,400            8,000
         Unrecognized benefit of income tax losses     427,700          304,000
                                                  ------------     ------------
         Actual income tax recovery                          -                -
                                                  ============     ============

         As at December 31, 2003, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $697,000, expiring from 2007 to 2010, and for Mexican income tax purposes of approximately US $512,000, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


7.       RELATED PARTY TRANSACTIONS

         During fiscal 2003, the Company incurred $107,895 (2002 - $36,380) for accounting, administration, consulting and management services provided by the President of the Company and by corporations controlled by a director of the Company. As at December 31, 2003, $48,404 (2002 - $2,558) remained unpaid and has been included in accounts payable and accrued liabilities.

         See also Note 4(c) and 5(a).


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2003 and 2002.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


8.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:

                                                              2003
                                 ---------------------------------------------------------------
                                                    PERUVIAN         MEXICAN
                                                     MINERAL          MINERAL
                                  CORPORATE        OPERATIONS       OPERATIONS          TOTAL
                                      $                 $                $                $


         Current assets             3,266,701              578           78,025        3,345,304
         Equipment                          -                -           11,476           11,476
         Mineral property costs             -           92,564        1,472,373        1,564,937
                                 ------------     ------------     ------------     ------------
                                    3,266,701           93,142        1,561,874        4,921,717
                                 ============     ============     ============     ============



                                                              2002
                                 ---------------------------------------------------------------
                                                    PERUVIAN         MEXICAN
                                                     MINERAL          MINERAL
                                  CORPORATE        OPERATIONS       OPERATIONS          TOTAL
                                      $                 $                $                $


         Current assets               366,743              707           33,673          401,123
         Mineral property costs             -           92,564          540,419          632,983
                                 ------------     ------------     ------------     ------------
                                      366,743           93,271          574,092        1,034,106
                                 ============     ============     ============     ============


9.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                      2003             2002
                                                        $                $

         Investing activity

            Shares issued for mineral properties      (136,000)        (202,500)
                                                  ============     ============

         Financing activities

              Shares issued for mineral properties     136,000          202,500
              Shares issued for finder's fees          120,698                -
              Share issue costs                       (120,698)               -
              Shares issued on exercise of
                  stock options                          2,031            2,843
              Contributed surplus                       (2,031)          (2,843)
                                                  ------------     ------------
                                                       136,000          202,500
                                                  ============     ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


9.       SUPPLEMENTAL CASH FLOW INFORMATION (continued)

         Other supplemental cash flow information:
                                                       2003            2002
                                                        $                $

         Interest paid in cash                               -                -
                                                  ============     ============
         Income taxes paid in cash                           -                -
                                                  ============     ============


10.      FINANCIAL INSTRUMENTS

         a)       Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.

         b)       Fair value of financial instruments

                  The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.


11.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2003, the Company

         i) granted stock options to employees, directors and consultants to purchase 355,000 shares of the Company at a price of $1.16 per share, expiring January 19, 2007 and 50,000 shares of the Company at a price of $1.14, expiring on January 30, 2007; and

         ii) issued 1,432,670 common shares on the exercise of stock options and warrants for proceeds of $664,602.

                                FINANCIAL REVIEW
                      MANAGEMENT'S DISCUSSION AND ANALYSIS



The following discussion of the results and financial position of the Company for the year ended December 31, 2003, should be read in conjunction with the consolidated financial statements and the related notes.

DESCRIPTION OF BUSINESS

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol "TM". The Company is also registered with the U.S. Securities and Exchange Commission (the "SEC") as a foreign private issuer under the Securities Act of 1934.

PROPERTIES

Cinco Minas

The Cinco Minas Project was the focus of the Company's exploration activities during fiscal 2003. The primary objective at Cinco Minas was to conduct studies to confirm previously reported findings and a drill program to test the potential tonnage needed for an open-pitable silver-gold resource.

During 2003, the Company spent $686,035 for underground channel sampling, a 22 hole drill program and metallurgical test work. The results were favourable and, as a result, the Company has engaged Behre Dolbear & Company to undertake a scoping study on the El Abra resource area and provide a recommendation for future work to advance the project to a full feasibility study.

During 2004, the Company will undertake further drilling, metallurgical testwork and mining studies at Cinco Minas. The Company's budget for this exploration work is US$500,000.

Gran Cabrera

With the focus in 2003 on Cinco Minas, exploration work in 2003 on Gran Cabrera was limited to the recompilation of old data and landsat imagery studies on the area. An initial work program, estimated at US$200,000, commenced in April 2004. The program will consist of geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization.

Tinka

The Company has an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru. In February, 2003, the Company entered into an agreement with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, and conduct exploration expenditures and make all property holding costs totalling US $2.5 million, over a three year period. Tinka Resources has incurred approximately $95,000 of expenditures, in which it conducted a first phase work program in November and December 2003. The program comprised of a ground horizontal loop electromagnetic survey ("HLEM") over the core area of the property, together with an initial follow-up drill program.

                                FINANCIAL REVIEW
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Tinka Resources reported that the HLEM survey successfully defined six distinct electromagnetic anomalies up to 1 km in length, four of which generally trend NE-SW and parallel to each other. A total of 19.5 line-km of HLEM was completed by VDG del Peru S.A.C., along thirteen parallel N-S grid lines that had been located by use of a high resolution GPS. The intent of the survey was to seek the presence of conductive sulphides within the previously outlined large induced polarization anomaly.

Tinka Resources also completed three reverse circulation drill holes in the area totalling 262 meters. One hole targeted known surface copper mineralization and two holes targeted HLEM anomalies. All three holes intersected a sequence of highly silicified, pyritic volcanics and all three holes intersected anomalous copper values.

RESULTS OF OPERATIONS

Operations

During fiscal 2003, the Company reported a loss of $760,404 ($0.09 per share), an increase of $506,647, compared to a loss of $253,757 ($0.09 per share) in fiscal 2002. A significant portion of the increase in loss in fiscal 2003 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, the Company has elected prospective application, effective January 1, 2003. Previously, options granted to the Company's directors and employees were only disclosed on a pro-forma basis in the notes to the Company's consolidated financial statements. During fiscal 2003, the Company recorded a non-cash compensation expense of $262,995 relating to stock options granted to the Company's employees, directors and consultants. In fiscal 2002, the Company recorded an expense of $20,212 for stock options granted to its consultants and disclosed a pro-forma charge of $38,942 for stock options granted to its directors and employees. Had the Company applied retroactive treatment, it would have recorded an expense of $59,154 for fiscal 2002.

Excluding the stock-based compensation, general and administrative expenses of $461,725 were reported in 2003, an increase of $322,143 from $139,582 in 2002.
In general, costs increased in fiscal 2003 due to the increase in corporate activities and Company funding. Accounting and administrative expenses incurred with Chase Management Ltd. increased in 2003 by $19,015, from $20,380 in 2002 to $39,395 in 2003, due to increased levels accounting with the overall increase in Corporate and exploration activities and increased regulatory reporting as a result of the Company's registration of its Form 20F. Audit and legal fees also increased substantially due to the preparation of the Company's Form 20F registration form. Consulting fees, office expenses and travel expenses increased in 2003 due to costs associated with increasing the Company's market awareness and corporate development. During this period, the Company participated in a number of trade conferences and also travelled to Europe to meet with institutional advisors. In fiscal 2002, the Company paid its President a total of $16,000 for his services. Effective January 1, 2003, the President's salary was increased to $5,000 per month. A total of $60,000 was paid in 2003. The Company also incurred $7,500 for consulting services provided during fiscal 2003 by a corporation owned by a director of the Company. During fiscal 2003, the Company paid $31,085 for fiscal advisory services provided.

During fiscal 2003, the Company reported $4,301 interest income compared to $5,459 in fiscal 2002. The interest income was generated from short-term funds held.

During fiscal 2003, the Company spent $795,954 cash on acquisition costs and exploration activities on its mineral property interests. The Company also issued common shares, at a recorded amount of $136,000, for option payments. In total, the Company incurred $919,456 on Cinco Minas and $12,498 on Gran Cabrera. During fiscal 2002, the Company incurred a total of $730,703, of which $376,985 related to Cinco Minas, $163,434 on Gran Cabrera, $92,564 on Tinka and $97,720 on Las Lomas. During fiscal 2002, the Company wrote-off the Las Lomas Property and terminated the option agreement. No such write-off or abandonment occurred in fiscal 2003.

                                FINANCIAL REVIEW
                      MANAGEMENT'S DISCUSSION AND ANALYSIS



Due to improved market conditions during fiscal 2003, the Company was able to conduct a number of private placement financings in which the Company raised $3,467,063, net of $348,937 of share issue costs, on the issuances of 5,442,500 common shares. In addition, the Company received a further $586,991 on the exercises of stock options and warrants. During fiscal 2002, a total of $700,643 was raised through private placements and exercises of stock options and warrants.

Liquidity and Outlook

As at December 31, 2003, the Company had working capital of $3,206,451. Subsequent to the year end the Company received a further $664,602 from the exercises of stock options and warrants. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CORPORATE UPDATE

On April 5, 2004, the Company appointed Mr. Gil Leathley to the Company's Advisory Board. Mr. Leathley is an independent mining consultant with a thorough understanding of the production and financial aspects of mine development. Mr Leathley has extensive experience in engineering and production in both open-pit and underground mines in international locations, including Australia, Scotland, Africa, South America and North America. He has directed the engineering, construction and start-up of six new mines in North America and was the senior vice president of operations from 1986 to 2000 with Corona and Homestake Mining. Mr. Leathley is currently consulting to Inco on the Voisey Bay nickel project in Labrador as well as other Inco mining projects. Mr. Leathley's engineering expertise will allow Company's management to critically evaluate and assess the results of the independent scoping study being undertaken on the Cinco Minas Project.

INVESTOR RELATIONS

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website () on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,000 and may be cancelled by either party on 15 days notice. During the year ended December 31, 2003, the Company paid $24,000 to Mr. Nicolaas.

CORPORATE INFORMATION

DIRECTORS

DAVID HENSTRIDGE, B.Sc. (Hons.), FAusIMM, MAIG, MGSAust.
President
Melbourne, Victoria, Australia

NICK DEMARE, CA
Director
Burnaby, BC, Canada

HARVEY LIM, CA
Director
Burnaby, BC, Canada

SECRETARY

Mariana Bermudez
Vancouver, BC, Canada

HEAD OFFICE

1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7, Canada

Phone:            604-699-0202
Fax:              604-683-1585
Email:            info@tumiresources.com
Website: www.tumiresources.com

LEGAL COUNSEL

Gowlings, Lafleur, Henderson LLP
P.O. Box 49122 - Bentall IV, Suite 2300, 1055 Dunsmuir Street, Vancouver, BC, V7X 1J1, Canada

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC, V6C 3B9, Canada

AUDITORS

D&H Group
10th Floor, 1333 West Broadway, Vancouver, BC, V6H 4C1, Canada

LISTINGS

TSX Venture Exchange:               TM
Frankfurt Stock Exchange:           TUY
OTC Bulleting Board:                TUMIF

ANNUAL GENERAL MEETING

Tumi Resources Limited's Annual General Meeting of Shareholders will be held on Thursday, June 17, 2004 at 11:00 am, at Suite 1050, 1090 West Georgia Street, Vancouver, BC, V6E 3V7.